May 9, 2025

Yongfang Yao
Chief Executive Officer
Wintergreen Acquisition Corp.
Room 8326, Block B
Hongxiang Cultural and Creative Industrial Park
90 Jiukeshu West Road
Tongzhou District, Beijing, PRC

       Re: Wintergreen Acquisition Corp.
           Registration Statement on Form S-1
           Filed April 28, 2025
           File No. 333-286795
Dear Yongfang Yao:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 28, 2025
Risk Factors
Our rights agreement will designate the courts of the State of New York . . . ,, page 100

1. Please revise to reconcile your disclosure here, which states that the exclusive forum provisions of your rights agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act and the Exchange Act, with the Rights
       Agreement filed as Exhibit 4.3, which appears to except from the exclusive forum provisions only suits brought to enforce any liability or duty created by the Exchange
       Act.
Exhibits

2.     Please request that U.S. counsel revise its legal opinion filed as
Exhibit 5.1 to cover
 May 9, 2025
Page 2

       all of the securities being registered and to remove inappropriate assumptions. In this regard, we note that you are registering 5,750,000 units. However, the opinion appears to cover only 5,000,000 units. We also note assumptions (d) and (e). However, it is not appropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Section II.B.3.a of Staff Legal Bulletin No.
       19.
3. Please request that Cayman Islands counsel revise its legal opinion filed as Exhibit
       5.2 to remove inappropriate assumptions. In this regard, we note that for the ordinary shares included in the units, over-allotment units, and representative shares and for the ordinary shares to be issued pursuant to the rights, in opining whether the shares will be validly issued, fully paid, and non-assessable, counsel assumes the issuance of such shares as fully paid in the company's register of members. We also note assumptions
       17 and 21(b) of Schedule 2. However, it is not appropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to
       Section II.B.3.a of Staff Legal Bulletin No. 19.
4.     Please revise Exhibit 10.1 for consistency with the Nasdaq Listing
Rules. More
       specifically, we note that the form trust account termination letter attached as Exhibit
       A to the Investment Management Trust Agreement filed as Exhibit 10.1 states that
       "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be
       consummated substantially, concurrently with your transfer of funds . . .. ." However,
       Nasdaq Rule IM- 5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds earlier than the
       consummation of the initial business combination would comport with this listing standard.
5. Please revise the filing fee table to register all of the rights included as part of the units and to register all of the ordinary shares underlying the rights included as part of the units, or advise. More specifically, we note that on the cover page and elsewhere you disclose that you are offering 5,750,000 units (including up to 750,000 units to cover over-allotments, if any), with each unit consisting of one ordinary share and one right entitling the holder thereof to receive one-eighth (1/8) of one ordinary share upon consummation of your initial business combination. However, your filing fee table registers only 575,000 rights included as part of the units and 575,000 ordinary shares underlying the rights included as part of the units.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
 May 9, 2025
Page 3

have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Qin Li, Esq.